Exhibit 99.3

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2012 and 2011)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

/signed Anthony Makuch	/signed Merushe Verli
Anthony Makuch	Merushe (Meri) Verli
Chief Executive Officer	Vice President of Finance

March 18, 2013

Toronto, Canada

Management’s Report on Internal Controls Over Financial Reporting

The management of Lake Shore Gold Corp. (the “Company”) is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are reviewed and approved by the Chief Executive Officer and the Vice President of Finance with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policies or procedures in the future.

Management conducted an assessment of the Company’s internal controls over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, the Chief Executive Officer and Vice President of Finance concluded the Company’s internal controls over financial reporting were effective as of December 31, 2012. There were no material weaknesses identified by management as of December 31, 2012.

/signed Anthony Makuch	/signed Merushe Verli
Anthony Makuch	Merushe (Meri) Verli
Chief Executive Officer	Vice President of Finance

March 18, 2013

Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Deloitte LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 18, 2013

Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

As at	Note	December 31, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents		$48,715	$55,959
Receivables and prepaids	9	7,736	6,335
Inventories and stockpiled ore	10	27,898	7,341
Assets held for sale	29 (a)	2,432	—
		86,781	69,635
Non-current assets
Available for sale financial assets and warrant investments	11	810	3,871
Investments in associates	12	5,361	15,291
Deferred financing costs	18 (a)	3,352	—
Restricted cash	13	7,095	5,654
Mining interests	14	719,616	939,548
		$823,015	$1,033,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$33,867	$34,355
Current portion of finance lease obligations	17	6,324	7,787
Current portion of long term debt	18	18,219	—
		58,410	42,142
Non-current liabilities
Finance lease obligations	17	2,812	6,806
Long term debt	18	100,334	49,564
Share-based liabilities	19	479	154
Environmental rehabilitation provision	20	5,257	4,357
Deferred mining taxes	21	—	2,148
		108,882	63,029

Shareholders’ Equity
Share capital		1,016,524	992,318
Equity portion of convertible debentures		14,753	—
Reserves		23,212	17,344
Deficit		(398,766)	(80,834)
		655,723	928,828
		$823,015	$1,033,999

Commitments and contractual obligations (note 28)

Subsequent events (notes 14, 18(a) and 29)

See accompanying notes to the consolidated financial statements

/signed Alan Moon	/signed Arnold Klassen
Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars, except per share amounts)

For the years ended December 31,	Note	2012	2011
			Note 29
Revenue		$133,012	$66,233

Production costs	6	(80,037)	(35,779)
Depletion and depreciation		(42,641)	(16,709)
Impairment charge	15	(231,000)	—
(Loss) earnings from mine operations		(220,666)	13,745

Expenses
General and administrative		(11,467)	(16,778)
Exploration and evaluation	14	(3,769)	(6,718)
Write down of investments in associates and available for sale investments	11,12,27	(7,529)	(1,640)
		(243,431)	(11,391)
Other (loss) income, net	7	(518)	7,096
Share of loss of investments in associates	12	(2,738)	(1,618)
Loss before finance items and taxes		(246,687)	(5,913)

Finance items	8
Finance income		552	856
Finance expense		(3,283)	(247)
Loss before taxes		(249,418)	(5,304)
Deferred mining tax recovery (provision)	21	3,029	(547)
Loss from continuing operations after tax		(246,389)	(5,851)
Loss from discontinued operations after tax	15,29(b)	(71,543)	(5,026)
Net loss		$(317,932)	$(10,877)
Other comprehensive loss
Other comprehensive loss from continuing operations, net of tax
Unrealized loss on available for sale investments, net of tax	11	(2,560)	(52)
Other comprehensive income (loss) from discontinued operations, net of tax
Exchange differences on translation of foreign operations		3,712	(8,575)
Comprehensive loss from continuing operations		$(248,949)	$(5,903)
Comprehensive loss from discontinued operations		$(67,831)	$(13,601)
Total comprehensive loss		$(316,780)	$(19,504)
Basic and diluted loss per share	22(c)
Loss per share from continuing operations		$(0.60)	$(0.02)
Loss per share		$(0.77)	$(0.03)

Weighted average number of common shares outstanding (in 000’s) note 13(b)	22(c)
Basic		411,334	389,316
Diluted		411,334	389,316

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

For the years ended December 31,	Note	2012	2011
			Note 29
Operating Activities

Loss from continuing operations		$(246,389)	$(5,851)
Impairment charge		231,000	—
Depletion and depreciation		42,812	17,084
Share-based payments expense		4,136	6,078
Share of loss of investments in associates		2,738	1,618
Write down of investment in associates and available for sale investment		7,529	1,640
Other loss (income), net	7	518	(7,096)
Finance income		(552)	(856)
Interest received		531	288
Finance expense		3,283	247
Interest paid		(2,260)	(996)
Deferred mining tax provision (recovery)		(3,029)	547
Change in non-cash operating working capital	24	(10,434)	6,948

Net cash flow provided by continuing operating activities		$29,883	19,651
Net cash flow used by discontinued operating activities		(43)	(2,797)

Investing Activities

Additions to mining interests, net of pre-production sales		(161,888)	(98,954)
Investment in associates	12	—	(5,385)
Restricted cash		(1,441)	(236)
Proceed from sale of available for sale investment	11	1,017	—
Proceeds from sale of equipment		—	623

Net cash flow used in investing activities of continuing operations		(162,312)	(103,952)
Net cash flow used in investing activities of discontinued operations		—	—

Financing Activities

Proceeds from long term debt, net of transaction costs	18(a,b)	132,435	49,819
Payment of revolving facility	18(c)	(49,055)	—
Proceeds from sale of royalty interest, net of transaction costs	14	34,704	—
Common shares issued for cash (net of share issue costs)	14	14,881	4,642
Exercise of stock options and warrants		68	1,500
Payment of finance lease obligations		(8,598)	(8,328)

Net cash flow provided by financing activities of continuing operations		124,435	47,633
Net cash flow provided by financing activities of discontinued operations	14	1,151	2,500

Impact of foreign exchange on cash balances		$(358)	692

Decrease in cash and cash equivalents during the year		(7,244)	(36,273)
Cash and cash equivalents at beginning of year		55,959	92,232
Cash and cash equivalents at end of year		$48,715	$55,959

Supplemental cash flow information note 24

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollar except for share information)

		Share capital			Reserves
	Note	Shares (‘000s)	Amount	Equity portion of convertible debentures	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Shares issued as part of agreements (net of share issue costs of $119)	22(a)	15,401	19,742	—	—	—	—	—	—	19,742
Equity portion of convertible debentures (net of transaction costs of $988)	18(b)	—	—	20,000	—	—	—	—	—	20,000
Share based payments	22(b(iv))	—	—	—	—	4,744	—	—	—	4,744
Stock-options exercised (including transfer from share based payments reserve of $28)	22(b(ii))	84	96	—	—	(28)	—	—	—	68
Change in deferred tax assets (liabilities)	21	—	4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(317,932)	(317,932)
Other comprehensive income (loss), net of tax		—	—	—	—	—	3,712	(2,560)	—	1,152
Total comprehensive income							3,712	(2,560)	(317,932)	(316,780)
At December 31, 2012		415,654	1,016,524	$14,753	$2,469	$26,259	$(3,967)	$(1,549)	$(398,766)	$655,723

		Share capital		Reserves
	Note	Shares (‘000s)	Amount	Warrants	Share-based payments	Currency translation adjustment	Investment revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placements, net of share issue costs	22(a)	944	3,427	—	—	—	—	—	3,427
Shares and warrants issued as part of mining property agreements (shares net of share issue costs of $502)	22(a)	18,983	49,239	25	—	—	—	—	49,264
Stock-options exercised (including transfer from share based payments reserve of $2,286)	22(b(ii))	1,235	3,786	—	(2,286)	—	—	—	1,500
Share based payments	22(b(iv))	—	—	—	9,002	—	—	—	9,002
Net loss		—	—	—	—	—	—	(10,877)	(10,877)
Other comprehensive loss, net of tax		—	—		—	(8,575)	(52)	—	(8,627)
Total comprehensive income						(8,575)	(52)	(10,877)	(19,504)
At December 31, 2011		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828

See accompanying notes to the consolidated financial statements

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

1.              DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and, as of August 1, 2011, on NYSE MKT stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold complexes located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company is in commercial production at its Timmins West Mine (of which Timmins Deposit was in commercial production effective January 1, 2011 and the Thunder Creek Deposit effective January 1, 2012); the Company commenced commercial production at its Bell Creek Mine effective January 1, 2012.

2.              BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS”). The consolidated financial statements were approved by the Board of Directors of the Company on March 18, 2013.

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as set out in the accounting policies in note 3.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)              Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The subsidiaries and associates of the Company as at December 31, 2012 and their principal activities are described below:

Name	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
1583908 Alberta Limited	Alberta	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.**	Mexico	100%	Exploration
Associates
Northern Superior Resources	British Columbia	24%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration
Golden Share Mining Corporation	Quebec	20%	Exploration

*In process of winding-up

**In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for the Company.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)              Investment in associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

amount in the net loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)              Non- current assets held for sale and discontinued operations

Non-current assets and disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described are met, regardless whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; and (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.

Non-current assets (and disposal group) classified as held for sale and discontinued operations are measured at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all years presented.

d)              Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as exchange differences on translation of foreign operations). Fair value adjustments arising on

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net loss.

e)              Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments fair valued through profit or loss, held-to-maturity, available-for-sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net loss. Transaction costs are expensed as incurred.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net loss. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in the statement of comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Other financial liabilities

Other financial liabilities, including borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net loss when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net loss, and cumulative

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

gains or losses previously recognized in other comprehensive income or loss are reclassified to net loss in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net loss but included in other comprehensive income.

f)                Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

g)             Inventories and stockpiled ore

Inventories are valued at the lower of cost or net realizable value. Inventories include stockpiled ore, gold in circuit and bullion inventories as well as materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale.

h)             Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to net income (loss) in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

(i)             The Company establishes National Instrument (“NI”) 43-101 technical report with resources and/or reserves in a property; and/or

(ii)          The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”), which are not incidental but are necessary to bring the mine to the condition to be operating in the manner intended by management, are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

(iii)            a significant portion of plant/mill capacity is achieved;

(iv)           a significant portion of available funding is directed towards operating activities;

(v)              a pre-determined, reasonable period of time has passed; or

(vi)           a development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

(vii)        The Company filed a NI 43-101 technical report for the property

Costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs and personnel in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment as noted in note 3(i) below. The carrying amounts of plant and equipment are depreciated

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill and related infrastructure	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipment	3-10 years
Office equipment	20%
Computer equipment	30%

Asset under construction are carried at cost less any recognized impairment loss. Cost includes cost of equipment, cost of labour and installation, project management cost and other indirect costs specifically for asset under construction. When the asset is completed and ready for intended use, the Company reclassifies it from asset under construction to plant and equipment or depletable assets.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)                Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Currently the Company capitalizes a portion of its borrowing costs related to the long term debt (note 18) to the mill expansion.

j)                Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever other indicators exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k)            Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

l)                Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

m)          Share-based payments

The fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net loss or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve. The share based payment cost is recognized in net loss or capitalized in mining properties (options granted to individuals involved on specific projects).

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using the Monte-Carlo simulation pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date, multiplied by the expected target settlement percentage (multiplier).

Deferred share units (“DSUs”) awarded to non-executive directors can be settled in cash, shares or a combination of both as elected by the directors. In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the directors. The fair value of the DSUs awarded is recognized as share-based compensation expense at grant date with a corresponding amount set up as a liability. Until the liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

based compensation expense or recovery in the period. The fair value of DSUs is estimated using the Black-Scholes option-pricing model to determine the expected market value of the underlying Lake Shore Gold shares on settlement date.

n)             Defined contribution pension plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on mining interests for employees involved in the specific projects.

o)              Deferred income and mining taxes

Taxes, comprising both income and mining taxes, accounted for as income taxes, are recognized in net loss, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p)              Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs). Excess to market value (premium) received upon issuance of flow through shares is recorded as other income.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

q)              Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer. Revenue from by product sales is recorded as a reduction of production cost.

r)              Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in other income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

s)              Finance income and costs

Finance income and costs comprise interest expense on borrowings, the accumulation of interest on provisions and interest income on funds invested. Interest income is recognized as it accrues, taking into account the effective yield on the asset.

t)                Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options, debentures and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

u)             Deferred financing charges

Costs of arranging a loan facility are recorded in the statement of financial position net of the respective facility obligation and amortized using straight line or effective interest method over the term of the respective facility agreement.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

v)               Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive loss and cumulative translation adjustments are presented in the consolidated statements of comprehensive loss and the consolidated statements of changes in equity.

w)            Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s operating segments are its mining operations segment and exploration and advanced exploration segment.

4.              CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that its Timmins Deposit at the Timmins West Mine reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company and its Canadian subsidiaries — note 3(b)) is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

As discussed in note 3(h), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2012 and 2011.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as CGU definition. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m). The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

5.              ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Amendments to IFRS 7, Financial Instruments: Disclosures and IAS 32, Financial Instruments: Presentation

In December 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements of amended IFRS 7 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

As part of this project the IASB also clarified aspects of IAS 32, Financial Instruments: Presentation. The amendments to IAS 32 address inconsistencies in current practice when applying the requirements.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

The Company has not early-adopted the amendments to IFRS 7 and IAS 32 and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1,

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the standard to have a material impact on its consolidated financial statements.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to have a material impact on its consolidated financial statements.

6.              PRODUCTION COSTS

Production costs at December 31, 2012 include costs for the Timmins West Mine and Bell Creek Mine (2011 production costs include costs only for the Timmins Deposit of the Timmins West Mine); the Thunder Creek Deposit of the Timmins West Mine and Bell Creek Mine commenced commercial production effective January 1, 2012; prior to this all expenditures related to Thunder Creek Deposit and Bell Creek Mine were capitalized.

For the year ended December 31,	2012	2011
Salaries, employee benefits and other employee related expenses	$28,465	$10,059
Raw materials and consumables	28,129	12,432
Contractors	18,627	9,830
Definition and delineation drilling	9,678	—
Change in inventories	(10,286)	1,331
Royalties	2,336	—
Rentals and operating leases	1,046	304
Share based payments note 22(b(iv))	775	1,245
Other	1,267	578
	$80,037	$35,779

7.              OTHER (LOSS) INCOME

For the year ended December 31,	2012	2011
Unrealized loss on embedded derivatives note 18(a)	$(2,247)	$0
Unrealized foreign exchange gain, net	771	199
Gain on settlement of debt	546	—
Gain on sale of available for sale investments note 11	718	—
Gain on disposal/sale of mining interest note 14	—	5,062
Premium on issuance of flow through common shares	—	3,357
Unrealized loss on warrants note 11	(306)	(1,522)
Other (loss) income, net	$(518)	$7,096

Unrealized foreign exchange gain for the year ended December 31, 2012 includes $1,102 gain from the mark to market of certain embedded derivatives (note 18(a)) (2011, includes $115 unrealized gain from the translation of the UniCredit Bank AG revolving credit facility).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Gain on settlement of debt relates to the repayment by the Company of the UniCredit Bank AG (“UniCredit”) revolving credit facility on September 7, 2012 (note 18(c)) and includes $1,796 of realized foreign exchange gain partially offset by the write off of $1,250 of unamortized transaction costs.

During the year ended December 31, 2011, $3,357 was transferred from deferred premium on flow through shares to other income, representing the premium for flow-through funds spent during the year (refer to note 21).

8.              FINANCE ITEMS

For the year ended December 31,	2012	2011

Interest income on bank deposits	$552	$856
Finance income	$552	$856

Borrowing costs note 18	$(2,952)	$—
Interest expense	(273)	(174)
Unwinding of the discount on environmental rehabilitation provision	(58)	(73)
Total finance expense	$(3,283)	$(247)
Net finance items	$(2,731)	$609

Borrowing costs include interest expense under the effective interest method related to long term debt (note 18).

9.              RECEIVABLES AND PREPAIDS

As at December 31,	2012	2011
Sales tax and government receivables	$5,665	$3,986
Prepaid expenses	1,158	724
Receivable from Revolution Resources Corp. note 14	—	1,151
Receivable from RT Minerals Corp. note 27	—	363
Other	913	111
	$7,736	$6,335

The fair value of receivables approximate their carrying value. None of the amounts included in receivables at December 31, 2012 is past due.

10.       INVENTORIES AND STOCKPILED ORE

As at December 31,	2012	2011
Gold in circuit	$10,494	$1,135
Stockpiled ore	7,784	594
Bullion	6,420	1,729
Materials and supplies inventory	3,200	3,883
	$27,898	$7,341

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Effective January 1, 2012, the Company declared the commencement of commercial production at the Thunder Creek Deposit of the Timmins West Mine and at its Bell Creek Mine and transferred $5,270 from mining interests to inventories and stockpile ore (gold in circuit and stockpile ore).

The cost of inventories and stockpile ore recognized as an expense in 2012 and 2011 is $77,701 (excluding royalty expense of $2,336) and $35,779 ($Nil royalty expense), respectively. There were no write downs or reversals of write-downs of inventory to net realizable value during the year ended December 31, 2012.

11.       AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at December 31,	2012	2011
Available for sale investments	$702	$3,457
Warrant investments	108	414
	$810	$3,871

The Company holds available for sale investments in certain public companies. During the year ended December 31, 2012, the Company recorded, $1,734 after tax unrealized loss in other comprehensive income (2011, $52 after tax unrealized loss), representing the change in the market value of its available for sale investments during the year.

In 2012, the Company sold certain of its available for sale investments for $1,017, recorded a realized gain of $718 and transferred $826 from accumulated other comprehensive loss to net loss; also in 2012, the Company wrote-off one of its available for sale investments and recorded $90 in net loss.

As at December 31, 2012, the Company holds 10,845,000 warrants of Golden Share Mining Corporation (“Golden Share”), acquired in 2011 and valued at $1,401 at time of acquisition; the warrants entitle the Company to acquire one common share of Golden Share each at a price of $0.20 to June 30, 2014 (note12). During 2012 certain warrants outstanding at December 31, 2011 expired unexercised; in 2012 the Company recorded $306 (2011, $1,522) of unrealized loss, representing the change in the market value of its warrant investments during the year.

The value of warrant investments in Golden Share at December 31, 2012 and 2011 was determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions: no dividends are to be paid; volatility based on past history of 132% (at December 31, 2011 and acquisition date (note 12) — 104% and 132%, respectively); risk-free interest rate of 1.10% (at December 31, 2011 and at acquisition date — 1.01% and 1.57%, respectively); and expected life of 1.6 years (at December 31, 2011 and at acquisition date — 2.6 years and 3.0 years, respectively);

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

12.       INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	2012		2011
As at December 31,	Net book value	Fair value	Net book value	Fair value
Northern Superior Resources Inc.	$4,493	$4,493	$13,103	$13,030
Golden Share Mining Corporation	$868	$868	$1,627	$1,627
RT Minerals Corp.	—	—	$561	$1,710
	$5,361		$15,291

Movements on equity investments for the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2012				December 31, 2011
	Northern Superior	Golden Share	RT Minerals	Total	Northern Superior	Golden Share	RT Minerals	Total
Balance, beginning of year	$13,103	$1,627	$561	$15,291	$8,162	$—	$1,205	$9,367
Additions	—	—	—	—	5,385	3,661	—	9,046
Dilution gain (loss)	—	—	—	—	1,346	(3)	—	1,343
Company’s share of net loss	(1,897)	(306)	(535)	(2,738)	(1,790)	(391)	(644)	(2,825)
Write-down	(6,713)	(453)	(26)	(7,192)	—	(1,640)	—	(1,640)
Balance, end of year	$4,493	$868	$—	$5,361	$13,103	$1,627	$561	$15,291

Summary financial information for the equity accounted investments, not adjusted for percentage of ownership held by the Company is as follows:

	Ownership*	Current assets*	Non-current assets*	Total assets*	Current liabilities*	Non- current liabilities*	Total liabilities*	Loss**
2012
Northern Superior Resources Inc.	23.84%	9,410	4,880	14,290	371	—	371	7,681
RT Minerals Corp***	27.12%	157	3,029	3,186	590	—	590	958
Golden Share	19.76%	579	7,795	8,374	186	—	186	1,281
		$10,146	$15,704	$25,850	$1,147	—	$1,147	$9,920
2011
Northern Superior Resources Inc.	24.22%	17,870	4,838	22,708	793	1,486	2,279	7,134
RT Minerals Corp***	27.21%	1,503	982	2,485	622	161	783	2,865
Golden Share	19.94%	2,239	7,672	9,911	540	—	540	3,022
		$21,612	$13,492	$35,104	$1,955	$1,647	$3,602	$13,021

*At December 31 values adjusted to align the policy’s of the equity-accounted investments to the Company’s policies

** All the equity-accounted investments of the Company are exploration stage entities and as such do not have any sources of revenue and losses are equal to expenses

***RT Minerals values are as of and for the year ended November 30, 2012 and 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Investment in Northern Superior Resources Inc.

During 2012, the Company wrote down its investment in Northern Superior Resources Inc. (“Northern Superior”) to its fair value and recorded an impairment charge of $6,713 as the decline in value was considered prolonged and other than temporary.

In 2011, the Company acquired 6,730,769 common shares of Northern Superior (in addition to 38,200,000 common shares already owned by the Company) through a private transaction for $5,385. The majority of the already owned shares of Northern Superior were received in 2010 as consideration for the sale by the Company of its interest on the Ti-pa-haa-kaa-ning property to Northern Superior; as part of the transaction the Company received an assignable 2% Net Smelter Return (“NSR”) royalty on all minerals produced from the Ti-pa-haa-kaa-ning property, with Northern Superior having the right to purchase back one quarter of the NSR royalty (0.5%) for $1,000.

Investment in Golden Share

On June 29, 2011, the Company received 21,690,000 common shares and 10,845,000 common share purchase warrants of Golden Share (note 11), as consideration for the sale of its 100% interest in one of its non-core properties, located in the Shebandowan belt of Northwestern Ontario. The Company recorded a gain of $5,062 on the transaction (gain on sale of mining interest).

Golden Share is considered an associate of the Company as the Company has the right of board representation, owns a number of warrants that if exercised will increase the Company’s interest to beyond 20% and, the Company has the right to participate in Golden Shares common share offerings so as to maintain same percentage of interest, giving it significant influence.

At December 31, 2012, the Company wrote down its investment in Golden Share to its fair value and recorded an impairment charge of $453 (2011, $1,640), as the decline in value was considered prolonged and other than temporary.

Investment in RT Minerals Corp.

At December 31, 2012 the Company wrote-off its investment in RT Minerals Corp. (“RT Minerals”) to $Nil ($26 recorded in net loss) since RT Minerals is in an insolvent position; the Company owns a total of 19,000,000 common shares of RT Minerals. In 2011, the Company’s share of net loss of RT Minerals increased by $136 reflecting accounting for the payment for earn in on the Meunier property (note 14, Other Canadian properties).

13.       RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favor of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties of $5,198 (2011, $4,745) and other letters of credit issued under various agreements of $1,897 (2011, $909). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

14.       MINING INTERESTS

Year ended December 31, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,921	$611,899	$840,820	$137,306	$978,126
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Additions	92,443	4,893	97,336	45,481	142,817
Construction in progress	—	—	—	37,294	37,294
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfer to inventories note 10	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	842	—	842	—	842
Foreign exchange	—	3,712	3,712	—	3,712
Franco-Nevada / Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Reclass to assets held for sale note 29	—	(2,053)	(2,053)	—	(2,053)
Impairment charge note 15	(153,607)	(104,391)	(257,998)	(44,502)	(302,500)
Cost at December 31, 2012	$501,107	$134,605	$635,712	$175,579	$811,291
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	15,491	15,491
Depletion	37,606	—	37,606	—	37,606
Accumulated depreciation and depletion at December 31, 2012	$47,779	$0	$47,779	$43,896	$91,675
Carrying amount at December 31, 2012	$453,328	$134,605	$587,933	$131,683	$719,616

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	42,797	119,500	162,297	11,044	173,341
Construction in progress	—	—	—	23,646	23,646
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,921	$611,899	$840,820	$137,306	$978,126
Accumulated depreciation and depletion
At January 1, 2011	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	38,578
Carrying amount at December 31, 2011	$218,748	$611,899	$830,647	$108,901	$939,548

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

A summary by property of the net carrying value at December 31, 2012 and 2011 is as follows:

At December 31, 2012	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$357,971	$0	$357,971	$32,519	$390,490
Bell Creek Mill	25,468	—	25,468	89,299	114,767
Bell Creek Mine	69,889	—	69,889	9,539	79,428
	453,328	—	453,328	131,357	584,685
Exploration and evaluation
Thorne property	—	60,544	60,544	—	60,544
Fenn-Gib Project	—	37,545	37,545	—	37,545
Other exploration properties*	—	36,516	36,516	—	36,516
	—	134,605	134,605	—	134,605
Corporate	—	—	—	326	326
	$453,328	$134,605	$587,933	$131,683	$719,616

*Other exploration properties carrying value at December 31, 2012 includes $18,963 for Other Bell Creek properties, $11,463 for Highway 144 and remaining $6,090 for various other properties

At December 31, 2011	Depletable	Non- depletable	Total Mining properties	Plant and equipment	Mining interests
Timmins West Mine	$183,797	293,663	$477,460	$46,437	$523,897
Bell Creek Mill	34,951	—	34,951	46,543	81,494
Bell Creek Mine	—	85,520	85,520	15,492	101,012
	218,748	379,183	597,931	108,472	706,403
Exploration and evaluation
Thorne property	—	79,825	79,825	—	$79,825
Fenn-Gib Project		34,014	34,014	—	$34,014
Mexico properties	—	70,108	70,108	—	$70,108
Other exploration properties*	—	48,769	48,769	94	$48,863
	—	232,716	232,716	94	232,810
Corporate	—	—	—	335	335
	$218,748	$611,899	$830,647	$108,901	$939,548

**Other exploration properties carrying value at December 31, 2011 includes $25,388 for Other Bell Creek properties, $15,346 for Highway 144 and remaining $8,035 for various other properties

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; effective January 1, 2011, upon declaring commercial production on the Timmins Deposit, the Company transferred $209,048 and $38,678, respectively, from non-depletable assets to depletable assets and plant and equipment. In 2012, the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production ($74,068 recorded during year ended December 31, 2011, representing sales of bullion from the then non-commercially producing mines).

Plant and Equipment

Plant and equipment at December 31, 2012, includes $60,940 of construction in progress mainly related to the Bell Creek Mill expansion and related infrastructure (2011, $23,646). The first phase of the expansion to increase the mill capacity to 2,500 tonnes per day was commissioned on November 30, 2012 and $37,798 was transferred from construction in progress to depreciable asset.

Plant and equipment also includes cost of $35,028 (2011, $31,983) and accumulated amortization of $17,722 (2011, $11,189) of capital equipment and vehicles under finance leases (note 17); during 2012 the Company capitalized in plant and equipment interest related to finance leases of $319 (2011, $621).

The amortization of plant and equipment used in the exploration and capital development activities of mining properties is capitalized in the specific property ($4,623 for the year ended December 31, 2012; $10,830 in 2011).

Borrowing costs incurred from long term debt facilities (note 18) totaling $5,264 for the year ended December 31, 2012 are capitalized to qualifying assets (2011, $1,480).

Timmins West Mine

Lake Shore Gold owns 100% of the Timmins West Mine which includes the Timmins Deposit and Thunder Creek Deposit.

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, respectively, for the Company granting to Franco-Nevada a 2.25% NSR on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred $272 of transaction costs and $119 of share issue costs in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

Portions of the Thunder Creek Deposit are subject to either a 2% or a 3% NSR. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the Deposit.

One of the claims of the Timmins Deposit (which does not contain any portion of the current reserves or resources) is subject to a 1.5% NSR, which the Company can purchase for $1,000.

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (the “First Nation communities”) in order to promote a cooperative and

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Deposit project and exploration and advanced exploration work on the Thunder Creek Deposit. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. As part of the Agreement, in 2012 and 2011, respectively, Lake Shore Gold issued 50,000 common shares (valued at $45) and 395,000 common shares (valued at $1,667) of the Company to the two First Nation communities.

Bell Creek Mine

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation.  The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enerplus Resources Inc. (“Enerplus”) claims, which cover most of the resource. On February 21, 2011 the Company issued 2,985,074 shares to Enerplus valued at $12,031 (net of share issue costs) to purchase back the Enerplus 5% base NSR. Goldcorp is responsible to pay the Company half of the amount paid to Enerplus, which the Company will offset against any future royalty payments due to Goldcorp. During 2012, the Company incurred $700 royalty expense to offset against the payment owed by Goldcorp.

Exploration and evaluation

The Company’s acquisition costs for all properties are capitalized in mining interests; all other expenditures related to green field exploration are charged to the statement of comprehensive loss. Exploration and evaluation expenses by property charged to the statement of comprehensive loss for the years ended December 31, 2012 and 2011 are as follows:

For the year ended December 31,	2012	2011
Highway 144	$2,112	$3,037
Fenn Gib project	—	560
Other Bell Creek properties	147	421
Casa Berardi	241	26
Other Canadian properties	296	1,617
Project management	973	1,057
Total exploration and evaluation expenses	$3,769	$6,718

Fenn-Gib Project

On August 18, 2011, the Company issued 14,877,263 shares valued at $33,565 to acquire 100% ownership of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) in accordance with the agreement between the Company and Barrick Gold Corporation (“Barrick”) signed on May 5, 2011. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins. Barrick retains the right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 compliant resource of at least 5 million ounces

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

is established, for cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

On October 7, 2011, the Company issued 300,000 shares and 150,000 common share purchase warrants, in consideration for a 100% interest in a property adjacent to the Guibord property. The property is subject to a 2% NSR. The warrants expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per share. The shares and warrants issued by the Company were valued at $434 and $25 respectively.

On December 1, 2011, on completion of an NI 43-101 report, the Company began capitalizing expenditures related to Fenn-Gib project in accordance with its policy in note 3(g).

Other Bell Creek properties

Other Bell Creek properties include a number of properties acquired in 2007 from Goldcorp as manager of PJV, in the vicinity of the Bell Creek Mine (the “Bell Creek West properties”) as well as Vogel and Schumacher properties.

The PJV has retained a 2% NSR relating to any future production from the Bell Creek West properties; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

The Company has a mining lease on the Vogel property; the property, located contiguous to the Bell Creek mine, is subject to a maximum 3% NSR with annual advance royalty payments of US$50. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property. The Company started capitalizing the expenditures on the Vogel property effective May 1, 2011, once an NI 43-101 report was filed for the property.

The Company has a mining lease on the Schumacher property located contiguous to the Vogel property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

Casa Berardi

In 2012, the Company earned a 50% interest in the Casa Berardi property by spending $5,000 as provided in a joint venture agreement between the Company and Aurizon Mines Ltd. (“Aurizon”) entered into in 2007.

The 2007 joint venture agreement provides that if an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Mexico properties

The Company has 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, Lluvia de Oro gold-silver project, Universo gold project as well as other properties (the “Mexico property portfolio”). A portion of the Montaña de Oro property is subject to a 1% net smelter royalty.

As a result of the Mexico portfolio selling agreement entered into subsequent to year end (note 29), management evaluated the carrying value of the Mexico properties for impairment; at December 31, 2012, the net book value of the Company’s Mexico properties was written down to the estimated fair value less cost to sell of $2,053 ($71,500 recorded in net loss).

On December 14, 2011, the Company finalized an option agreement with Revolution through which Revolution could acquire a 60% interest (the “Option”) in the Company’s Mexico property portfolio, in exchange for the Company receiving a 9.9% interest in Revolution, Revolution incurring $35,000 in expenditures on the Mexican property portfolio by August 31, 2016 and issuing additional common shares to the Company equal to $1,000 within 30 days of incurring the first $15,000 of expenditures. Revolution had an additional option to acquire a 100% interest in either or both of Universo and Montana de Oro property groups (the latter including the Montana de Oro, Lluvia de Oro and La Bufa properties) by completing a NI 43-101 technical report on the properties on or before August 31, 2017 and satisfying certain other conditions; as a result of the transaction, management evaluated the carrying value of the Mexico properties for impairment; the net book value of the Company’s Mexico properties as at the closing date was written down to the estimated fair value less cost to sell of $78,000 ($2,229 recorded in net loss).

On December 21, 2011, the Company received 5,713,740 shares of Revolution, valued at $2,057 and representing 9.9% of the issued and outstanding common shares of Revolution on closing date; the shares were recorded as available for sale investment and reduction of Mexico properties carrying amount. In addition, the Company received $3,651 ($2,500 received in 2011 and $1,151 in 2012) payment for the Company’s expenditures in the Mexico properties in 2011; at December 31, 2011, the amount received and receivable reduced the carrying value of Mexico properties as it was considered consideration for entering into the option agreement.

As at December 31, 2012, the Company is required to incur exploration expenditures in Mexico properties as follows ($10,772 to be incurred by Revolution as per the amended agreement dated July 26, 2012); none of these expenditures will be required to be incurred by the Company upon closing of the Mexico portfolio selling agreement (note 29):

	2013	2014	2015	2016	2017 and thereafter	Total
Exploration spending requirements	$8,566	$8,650	$8,734	$9,785	$9,865	$45,600
To be incurred by Revolution	(8,566)	(2,206)	—	—	—	(10,772)
Net obligation	$—	$6,444	$8,734	$9,785	$9,865	$34,828

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Other Canadian properties

The Company owns 51% to 55% on various other properties. Certain of those properties are subject to net smelter royalties between 2% and 3%. On certain of those properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

In addition, the Company’s holds a 25% interest on the Meunier property (a property contiguous to the west boundary of the Timmins Deposit) partly acquired through paying in 2011 $500 to RT Minerals (of which $364 recorded as mining interest and $136 increased the Company’s share on the equity loss of RT Minerals) and partly by spending $735 on the property in 2011 and 2012 (note 27).

15.       IMPAIRMENT

The Company completed an assessment of the carrying value of its cash generating units (“CGUs”) as at December 31, 2012, and as a result, recorded after-tax non-cash impairment charges aggregating $302,500, comprised of $231,000 at the Timmins CGU and $71,500 at the Mexico CGU (notes 14 and 29).

The Timmins CGU comprises of Timmins West Mine and the adjoining exploration properties, including Gold River Trend and Highway 144, Bell Creek Mine and Mill and adjoining properties, including Vogel and Marhill. The impairment test for the Timmins CGU was based on a 3,000 tonne per day optimized mill model starting in the second half of 2013. The resulting non-cash charge for Timmins CGU was due to a number of factors, including a decline in industry-wide valuations and the Company’s growing understanding of the project parameters, including its analysis of the mine plan.

As a result of the impairment charge related to the Timmins CGU, a deferred mining tax recovery of $2,148 was recorded in the consolidated statement of comprehensive loss.

Key assumptions

The key assumptions used in determining the recoverable amount (fair value less cost to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples. To determine the recoverable amount of the Timmins CGU, management used discount rates between 8% and 9% for various assets of the CGU, gold prices of US$1665 for 2013 and declining gradually to US$1,400 in 2018 and beyond and foreign exchange rates (USD/CAD) of 1:1.01 in 2013 increasing gradually to 1:1.07 in 2018 and beyond.

As at December 31, 2012, the recoverable amounts of the Timmins and Mexico CGUs are equal to their carrying amounts, after giving effect to the impairment charges noted above.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

16.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2012	2011
Trade payables	$11,351	$5,444
Accrued liabilities	19,128	25,294
Salaries and wages payable	3,388	3,617
	$33,867	$34,355

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted.   Trade payables and accrued liabilities at December 31, 2012 are denominated in Canadian dollars; trade payables and accrued liabilities at December 31, 2011, included amounts denominated in Mexican pesos and US dollars of $949 and $759, respectively.

17.       FINANCE LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2013 and 2015 with interest rates between 1.50% to 6.50% .The Company has the option to purchase the equipment and vehicle leased for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

	Minimum lease payments
	December 31, 2012	December 31, 2011

Not later than one year	$6,580	$8,269
Later than one year and not later than five years	2,867	6,911

Less: Future finance charges	(311)	(587)

Present value of minimum lease payments	$9,136	$14,593
Less: Current portion	(6,324)	(7,787)

Non-current portion	$2,812	$6,806

18.       LONG TERM DEBT

As at December 31,	2012	2011

Gold loan (a)	$36,775	$0
Convertible debentures (b)	81,778	—
Revolving credit facility (c)	—	49,564
	$118,553	$49,564
Current portion of long term debt (a)	18,219	—
Long term debt	$100,334	$49,564

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured over the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”), payable monthly starting in January 31, 2013 to May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 (the Gold Loan).

As provided in the Facility agreement, in June 2012, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold (1,923,077 common shares as consideration for the Gold Loan and the remaining consideration for the Standby Line), valued at $4,479 ($1,722 value of shares issued for the Gold Loan and remaining for the Standby Line); the Company incurred other transaction costs of $1,190 related to the agreement which are allocated equally between the Gold Loan and the Standby Line; as at December 31, 2012, $3,352, representing transaction costs for the then undrawn Standby Line (value of shares and $595 of other transaction costs) are included in deferred financing costs.

(i)             Gold Loan

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment; the Gold Loan provides for a minimum 5% return to Sprott and a minimum 15% return in the event of a change of control.

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and is subsequently measured at amortized cost using the effective interest method. In 2012, the Company incurred $2,948 of interest expense and unwinding of the discount rate related to the Gold Loan ($996 recorded in the statement of comprehensive loss as borrowing costs and $1,952 capitalized to mining interests).

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the ‘Embedded Derivative”). The embedded derivative is the equivalent of a series of 29 gold forward contracts which mature on each of the principal dates; the embedded derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (losses), the latter representing the impact of changes in US$ / Canadian $ exchange rate to the fair value of the derivative.  As at December 31, 2012, the Company recognized an embedded derivative liability of $1,145 which consists of $2,247 loss due to increase in forward gold prices partially offset by $1,102 foreign exchange gain (movements in US/CAD exchange rate).

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2012	2011

Accreted principal	$35,630	$0
Embedded derivative liability	1,145	—
	$36,775	$0
Current portion of gold loan	17,761	—
Current portion of embedded derivative liability	458
Long term portion of gold loan	$18,556	$0

(ii)          Standby Line

On February 1, 2013, the Company drew down the Standby Line of $35,000 and issued 885,964 common shares of the Company to Sprott (valued at $700), representing the 2% drawdown fee. The Standby Line matures on January 1, 2015 and bears annual interest of 9.75%, compounded monthly; the Company can pay the Standby Line or portions of it at any time before the maturity date; the Company owes a 4% rollover fee on the outstanding principal at December 31, 2013.  The rollover fee can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

(b)         Convertible Debentures

In September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the earlier of maturity date or September 30, 2015. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common share of the Company result in the Debentures to be accounted for as a compound financial instrument with $82,512 ($78,626 net of transaction costs of $3,886 — refer below) recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 (or $20,000 net of transaction costs of $988 — refer below) recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest method.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

The Company incurred transaction costs of $4,875 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

In 2012, the Company incurred $3,152 of interest expense and unwinding of the discount rate related to the debentures ($1,956 recorded in the statement of comprehensive loss as borrowing costs and $1,194 capitalized to mining interests).

(c)          Unicredit Bank AG Revolving Credit Facility

On September 7, 2012, concurrent with the closing of the Debenture agreement (note18(b) above), the Company repaid the US$50,000 ($49,055) UniCredit revolving credit facility and wrote off $1,250 of unamortized transaction costs outstanding at September 7, 2012. The Company realized $1,910 of foreign exchange gain on payment of the facility.

The interest rate on the revolving credit facility from January 1 to September 7, 2012 was 4.50%.

Borrowing costs related to the revolving credit facility (which include interest expense on the amount drawn during the periods and amortization of deferred transaction costs) totaling $2,118 for the year ended December 31, 2012, respectively, are capitalized to mining interests (2011, $1,480).

As at December 31,	2012	2011

Revolving credit facility	$0	$50,850
Less unamortized transaction costs	—	(1,286)
Total revolving credit facility	$0	$49,564

19.       SHARE-BASED LIABILITIES

As at December 31,	2012	2011

Performance share units	$255	$49
Deferred share units	224	105
Total share based liabilities	$479	$154

On November 9, 2011, the Company established a Performance Share Unit Plan (the “PSU plan”) whereby PSUs will be issued to eligible executives as determined by the Company’s Board of Directors. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 100% to 150% of the current market value of the underlying Lake Shore Gold shares, to be determined at the end of the performance period based on the performance of the underlying Lake Shore Gold shares.

In 2012 and 2011, the Company issued 1,208,150 and 686,000 PSUs, respectively. The fair value of the PSUs at December 31, 2012 and 2011 was determined using the Monte-Carlo option pricing model with the following assumptions: expected volatility based on past history of 62% to 68% (2011, 70%), risk-free

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

interest rate of 1.10% to 1.25% (2011, 1.31%) and dividend rate of $Nil.

Changes to the PSUs liability are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$49	$0
Share based payment expense	206	49
Total performance share units liability	$255	$49

On November 9, 2011, the Company established a Deferred Share Unit Plan (the “DSU plan”) whereby, the non-executive Directors of the Company can elect to receive the annual compensation in cash, DSUs or a combination of both. Also under the plan, DSUs may be issued to non-executives Directors of the Company as determined by the Company’s Board of Directors. DSUs issued under the DSU plan entitle the holder upon retirement to a cash payment, shares of the Company or a combination of both, as elected by the holder.  In the case of a payment in shares, the Company will purchase the shares on the open market, through a broker, on behalf of the holder.

In 2012 and 2011, the Company issued 287,355 and 175,440 DSUs, respectively. The fair value of the DSUs at December 31, 2012 and 2011 was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility based on past history of 64% to 67% (2011, 67% to 69%), risk-free interest rate of 1.10% to 1.53% (2011, 1.01% to 1.85%), dividend rate of $Nil and expected life ranging between 1.0 — 7.0 years (2011, 1.0 — 8.0 years).

Changes to the DSUs liability are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$105	$0
Share based payment expense	119	105
Total deferred share units liability	$224	$105

20.       ENVIRONMENTAL REHABILITATION PROVISION

Environmental rehabilitation provision represents the discounted values of the estimated cost for site reclamation and remediation of the Bell Creek Mill ($3,078), Bell Creek Mine ($701) and Timmins West Mine ($1,178) as well as liability for some small projects ($300). This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The present value of the provision has been calculated using a real pre-tax annual discount rate, based on Bank of Canada treasury bonds of an appropriate tenure as at December 31, 2012 and 2011 (0.66% to 1.22% at December 31, 2012 and 0.91% to 1.74% at December 31, 2011); estimated life of mine of 10 years for the Timmins West Mine, 15 years for Bell Creek Mine and 20 years for the Bell Creek Mill; the cash flows have been adjusted to reflect the risk attached to these cash flows. Uncertainties in the timing for using this provision includes changes in the future that could impact the time of closing the mines, as new resources and reserves are discovered. Letters of credit of $5,198 have been issued to the Ministry of Natural Resources (note 13); the funds supporting the letters of credit will be used to cover expenses

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

incurred for site reclamation and remediation upon the closure of the mines. The total undiscounted estimated rehabilitation provision is $6,290.

The liability is accreted over time through charges to finance costs and, the associated costs capitalized on the related assets are amortized for the Timmins West Mine, Bell Creek Mine and Bell Creek Mill over 10,15 and 20 years, respectively.

Changes to the environmental rehabilitation provision are as follows:

For the year ended December 31,	2012	2011
Balance, beginning of year	$4,357	$3,527
Revisions in estimates	842	757
Unwinding of the discount	58	73
Total environmental rehabilitation provision	$5,257	$4,357

21.       DEFERRED TAXES

The provision for income and mining taxes included in net loss represents an effective rate different than statutory rate of 25% (2011 – 26.5%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before taxes due to the following:

For the year ended December 31,	2012	2011
Loss from continuing operation before taxes	$(249,418)	$(5,304)
Computed income tax recovery at Canadian statutory rates	(62,354)	(1,406)
Non-deductible expenses	3,752	736
Tax losses not recognized	57,721	670
Ontario mining tax (recovery) provision	(2,148)	547
Deferred mining tax (recovery) provision	(3,029)	547

The change in the statutory rate over the prior year is a result of a reduction in the federal tax rate.

Deferred income tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at December 31,	2012	2011

Deferred income tax assets

Operating losses carried forward	$2,337	$27,696
Share issue costs	$4,368	—
Total deferred income tax assets	$6,705	$27,696

Deferred income tax liabilities

Mining interests	$—	$(27,696)
Long term debt	$(6,705)	—
Total deferred income tax liability	$(6,705)	$(27,696)
Net deferred income tax asset	$—	$—

During 2012, the Company recognized $5,247 of deferred income tax liability (included in the income tax liabilities above) on the Debentures transaction (note 18(b)) reducing the equity portion of the Debentures, $4,368 of deferred income tax asset (recorded as a reduction of share capital) and $879 deferred income tax recovery.

Deferred mining tax

The Company’s deferred mining tax liability as at December 31, 2012 and 2011 is as follows:

As at December 31,	2012	2011
Deferred mining tax liability	$—	$(2,148)

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2012	2011
Income tax:
Tax losses	$139,000	$16,800
Deductible temporary difference	$5,700	$6,200

Mining tax:
Deductible temporary difference	$83,198	$—

The tax losses and deductible temporary differences not recognized expire as noted below and can be applied against future taxable profit. Deferred tax assets have not been recognized in respect of these items because the Company does not have a history of taxable earnings.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Income tax:

Country	Type	Amount	Expiry date
Canada	Net operating losses	$139,000	2028-2031
Canada	Deductible temporary differences	$5,700	N/A

Mining tax:

Country	Type	Amount	Expiry date
Canada	Deductible temporary differences	$83,198	N/A

The Company has deductible temporary differences of a capital nature of $23,554 (2011, $Nil), the benefit of which have not been recognized in the consolidated financial statements.

During 2011, the Company renounced $20,834 of flow through expenditures ($5,156 was related to funds raised in 2011 and the remaining balance was raised in prior year), spent as at December 31, 2011 on eligible Canadian Exploration Expenditures (“CEE”).

22.       SHAREHOLDERS’ EQUITY

a)   Share capital

In 2012, in addition to shares issued to Franco Nevada (10,050,591 shares valued at $15,000 or $14,881 net of share issue costs, note 14) and Sprott (5,000,000 shares valued at $4,479, note 18(a)), the Company issued 350,000 shares under various mining property agreements valued at $382.

In 2011, in addition to shares issued as consideration for the acquisition of the Fenn-Gib project (14,877,263 shares valued at $33,565 or $33,465 net of share issue costs, note 14), the Company issued 4,106,210 shares under various mining property agreements (note 14) valued at $15,834 ($15,774 net of share issue costs).

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares, recorded as share capital ($3,774 before share issue costs of $347) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

b)                                     Reserves

i)                Share Options

As at December 31, 2012, the Company had 23,087,535 options outstanding of which 13,021,635 are exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

grant of the option.  All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

Movements in share options during the years ended December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	20,187,752	$2.75	19,939,519	$2.86
Granted	5,160,000	$0.87	3,887,400	$2.10
Exercised	(84,000)	$0.82	(1,234,667)	$1.22
Forfeited	(2,176,217)	$2.94	(2,404,500)	$3.37
Outstanding, end of year	23,087,535	$2.32	20,187,752	$2.75
Exercisable, end of year	13,021,635		9,836,519	$2.43

During the year ended December 31, 2012, the Company granted 5,160,000 (2011, 3,887,400) stock options to its employees which vest over a period of 3 years, are exercisable at weighted average price of $0.87 per option (2011, $2.10), expire in 2017 (2011 in 2016), and have a total fair value of $1,836 (2011, $3,379); weighted average fair value at grant date is $0.36 for the year ended December 31, 2012 ($0.80 for the year ended December 31, 2011). The fair value of stock options granted during 2012 and 2011 is estimated at the time of the grant using the Black-Scholes option pricing model with assumptions as follows: expected volatility based on past history of 63% to 64% (2011, 45% to 69%), a risk-free interest rate of 1.00% to 1.27% (2011, 1.20% to 2.34%), forfeiture rate of 7.43% to 11.37% (2011, 4.85% to 7.43%), dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted for both years.

ii)                                    Share Options Exercised

The following table outlines share options exercised during the year ended December 31, 2012:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	84,000	January 20 to September 27, 2012	$1.16
	84,000		$1.16

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2011:

Grant price	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date
$0.55-$0.99	740,167	January 14 to December 6, 2011	$3.00
$1.00-$1.99	379,500	February 7 to August 29, 2011	$3.66
$3.00-$3.99	115,000	February 22 to March 23, 2011	$4.17
	1,234,667		$3.31

iii)                                Share Options outstanding at the end of the year

The following table summarizes information concerning outstanding and exercisable options at December 31, 2012:

Exercise price	Options outstanding	Options exercisable	Remaining contractual life (years)	Expiry dates
$0.00-$0.99	7,367,367	2,249,367	0.86	October 15, 2013 to November 14, 2017
$1.00-$1.99	4,864,918	3,035,018	1.31	January 2, 2013 to March 23, 2017
$2.00-$2.99	689,750	509,750	1.87	June 24, 2014 to September 11, 2016
$3.00-$3.99	8,112,000	5,194,000	2.77	November 9, 2014 to June 19, 2016
$4.00-$5.00	2,053,500	2,033,500	1.88	November 17, 2014 to January 10, 2015
	23,087,535	13,021,635

iv)                                  Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $933 of share-based payments for the year ended December 31, 2012 ($3,233 in 2011).

The allocation of share-based payments on the consolidated statement of comprehensive loss for the year ended December 31, 2012 and 2011 is as follows:

For the year ended December 31,	2012	2011

General and administrative	$2,854	$4,368
Production costs note 6	775	1,245
Exploration	182	312
Total share-based payments	$3,811	$5,925

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

v)                                      Warrants

Changes in the warrants during the year ended December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Number of warrants	Weighted- average exercise price	Number of warrants	Weighted-average exercise price
Outstanding, beginning of year	150,000	$3.00	513,000	$3.85
Granted note 14	—	$0.00	150,000	$3.00
Expired	—	$0.00	(513,000)	$3.85
Outstanding, end of year	150,000	$3.00	150,000	$3.00

The warrants outstanding at December 31, 2012 were issued as part of the purchase of the Fenn-Gibb property (note 14), expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per common share. The warrants were valued at $25 at time of acquisition; the value was determined using the Black-Scholes option pricing model with the following assumptions: no dividends are to be paid; volatility of 58%; risk free interest rate of 0.95% and expected life of 2.0 years.

c)                                      Basic and diluted loss per share

The impact of the outstanding options, debentures and warrants for the year ended December 31, 2012 and 2011 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the year ended December 31, 2012 and 2011 is calculated as follows:

For the year ended December 31,	2012	2011

Net loss from continuing operations	$(246,389)	$(5,851)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	411,334	389,316
Basic and diluted loss per share from continuing operations	$(0.60)	$(0.02)

For the year ended December 31,	2012	2011

Net loss from continuing and discontinued operations	$(317,932)	$(10,877)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	411,334	389,316
Basic and diluted loss per share from continuing and discontinued operations	$(0.77)	$(0.03)

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

23.       DEFINED CONTRIBUTION PENSION PLAN

The Company has a defined contribution pension plan which covers all the Company’s employees. The only obligation of the Company with respect to the plan is to make the specified contributions. During the year ended December 31, 2012, the Company recorded $1,411 of pension expense (2011 - $641) in the consolidated statement of comprehensive loss and capitalized $507 to mining properties (2011 - $946) in the consolidated statement of financial position.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

24.       SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2012	2011

Change in operating working capital
Increase in receivables and prepaids	$(2,050)	$(1,486)
Increase in inventory and stockpile ore	(10,041)	(38)
Increase in accounts payable and accrued liabilities	1,657	8,472
	$(10,434)	$6,948

Cash and cash equivalents at December 31 consist of:
Cash	$18,588	$42,837
Short term investments	30,127	13,122
	$48,715	$55,959

Non-cash investing and financing activities

For the year ended December 31,	2012	2011

Mining interests
Shares issued as part of mining property agreements	$382	$49,424
Shares received and cash receivable (Revolution transaction)	(195)	(3,207)
Increase (reduction) in working capital related to mining interests	(3,414)	3,922
Transfers to inventories and stockpiled ore upon commercial production	(5,270)	(8,683)
Share based payments expense capitalized	933	3,233
Additions on finance lease assets	2,649	5,631
Changes in mine closure assets	842	(757)
Non cash borrowing costs capitalized	3,874	1,108
	$(199)	$50,671

Assets held for sale
Translation of foreign operations	$3,712	$(8,206)
	$3,712	$(8,206)

Share Capital
Transfer of amounts from reserves	29	2,286
Shares issued for mining properties	382	49,399
Shares issued for financing agreement (note 18(a))	4,479
Premium on flow through shares issuances	—	(1,382)
	$4,890	$50,303

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

25.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

As at and for the year ended December 31, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$133,012	$—	$—	$133,012
Loss from mine operations	$(220,666)	—	—	$(220,666)
Expenses
General and administrative	—	—	(11,467)	(11,467)
Exploration	—	(3,769)	—	(3,769)
Write down of investments in associates	—	—	(7,529)	(7,529)
	(220,666)	(3,769)	(18,996)	(243,431)
Other loss, net	—	—	(518)	(518)
Share of loss of investments in associates	—	—	(2,738)	(2,738)
Loss before finance items and taxes	(220,666)	(3,769)	(22,252)	(246,687)
Finance income, net	—	—	(2,731)	(2,731)
Loss before taxes	(220,666)	(3,769)	(24,983)	(249,418)
Deferred tax recovery	3,029	—	—	3,029
Loss from continuing operations after tax	(217,637)	(3,769)	(24,983)	(246,389)
Loss from discontinued operations after tax	—	(71,543)	—	(71,543)
Net loss	$(217,637)	$(75,312)	$(24,983)	$(317,932)

Expenditures on mining interests	163,888	$4,706	$—	$168,594
Pre-production revenue	$(6,706)	$—	$—	$(6,706)

Total assets	$620,954	$138,258	$63,803	$823,015
Total liabilities	$45,789	$—	$121,503	$167,292

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenues	$66,233	$—	$—	$66,233
Earnings from mine operations	13,745	—	—	13,745
Expenses
General and administrative	—	—	(16,778)	(16,778)
Exploration	—	(6,718)	—	(6,718)
Write down of investments in associates	—	—	(1,640)	(1,640)
	13,745	(6,718)	(18,418)	(11,391)
Other income, net	—	—	7,096	7,096
Share of loss of investments in associates	—	—	(1,618)	(1,618)
Loss before finance items and taxes	13,745	(6,718)	(12,940)	(5,913)
Finance income (net)	—	—	609	609
Loss before taxes	13,745	(6,718)	(12,331)	(5,304)
Deferred mining tax provision	(547)	—	—	(547)
Loss from continuing operations	13,198	(6,718)	(12,331)	(5,851)
Loss from discontinued operations	—	(5,026)	—	(5,026)
Net loss	$13,198	$(11,744)	$(12,331)	$(10,877)

Expenditures on mining interests	$137,688	$35,334	$—	$173,022
Pre-production revenue	$(16,556)	$(57,512)	$—	$(74,068)

Total assets	$323,651	$629,443	$80,905	$1,033,999
Total liabilities	$48,378	$—	$56,793	$105,171

*Mining operations include activities of the Company’s Timmins Deposit from January 1, 2011, and Thunder Creek Deposit and Bell Creek Mine from January 1, 2012, respectively, being the effective date of commercial production.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive loss) as well as properties capitalized as per the Company’s policy (other than Timmins Deposit and Bell Creek Mill, which are in operations).

The Company’s geographic segment information as at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Mining interests
Canada	$719,616	$869,440
Mexico note 29	—	70,108
	$719,616	$939,548

The Company has mining interests of $2,053 in Mexico at December 31, 2012 which have been classified as assets held for sale (note 29).

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

26.       FINANCIAL INSTRUMENTS

MANAGEMENT OF CAPITAL RISK

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and net debt (as disclosed in note 18). The Company’s capital at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Share capital	$1,016,524	$992,318
Equity portion of convertible debentures	14,753	—
Reserves	23,212	17,344
Deficit	(398,766)	(80,834)
Long term debt note 18	118,553	49,564
	$774,276	$978,392

The Company believes it has sufficient funds to finance its current core operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Sprott debt facility (note 18(a)) has certain financial covenants, which must be maintained on a quarterly basis, as follows:

•                  Total indebtedness to tangible net worth ratio of less than or equal to 0.25 to 1;

•                  Leverage ratio of less than or equal to 3;

•                  Current ratio of no less than 1.10; and

•                  Ore reserve tail ratio of greater than or equal to 30%.

Below are the definitions as provided in the agreement:

Total indebtedness at a certain date include the total borrowings of the Company (including the Facility, finance lease obligations but excluding accounts payable and accruals and environmental obligations); leverage ratio at a certain date is the ratio of net indebtedness to rolling EBITDA; EBITDA is defined as the Company’s earnings before income taxes, depreciation and amortization under IFRS; rolling EBITDA is the sum of EBITDA for the current quarter and for the three immediate preceding quarters; current ratio is equal to current assets of the Company over its current liabilities under IFRS.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the Sprott debt facility. As at December 31, 2012 and 2011 the Company was in compliance with all debt covenants.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2012 and 2011 are as follows:

As at December 31,	2012	2011
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$48,715	$55,959
Restricted cash	7,095	5,654
Warrant investments note 11	108	414
	$55,918	$62,027
Loans and receivable, measured at amortized cost
Receivables note 9	$6,578	$5,611

Available-for-sale, measured at fair value
Investments in public companies note 11	$702	$3,457

Financial Liabilities
At fair value through profit and loss
Embedded derivative liability note 18(a)	$1,145	$—

Other financial liabilities, measured at fair value
Share-based liabilities note 19	$479	$154

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$33,867	$34,355
Long term debt note 18	$118,553	$49,564
	$152,420	$83,919

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments. The fair value of debentures at December 31, 2012 is $95,499.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

	2012	2011
As at December 31,	Level 1	Level 1

Cash and cash equivalents	$48,715	$55,959
Restricted cash	$7,095	$5,654
Investments in public companies note 11	$702	$3,457

	Level 2	Level 2

Gold loan liability note 18(a(i))	$38,521	$—
Embedded derivative liability note 18(a(i))	$1,145	$—
Share-based liabilities note 19	$479	$154
Warrant investments note 11	$108	$414

The Company does not have any financial instruments measured using Level 3 inputs.

RISK MANAGEMENT POLICIES

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s excess cash at December 31, 2012, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future payments as disclosed in notes 14, 17 and 28. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

a.              Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2012, is invested in very liquid and low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills. The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $300 in 2012 (2011, $340).

b.              Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company has not entered into any derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold -producing countries throughout the world.  A 10% change in gold prices would result in approximately $13,000 (2011, $6,600) change in the Company’s net loss.

The Company is also exposed to price risk with respect to its gold loan facility (note 18(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment. A 10% change in forward gold prices would change the embedded derivative loss (note 7) and net loss of the Company, assuming that all other variables remains constant, by approximately $4,500 in 2012 (2011, $Nil).

c.               Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests.

The Company is also exposed to foreign currency exchange risk with respect to its gold loan facility (note 18(a)), which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net loss of the Company, assuming that all other variables remains constant, by approximately $4,000 in 2012 (2011, $Nil).

The Company’s net investment in the Mexico operations is exposed to foreign currency translation risk.

The carrying amount of assets and liabilities of the Mexico operations, which are denominated in Mexican pesos and reported in Canadian dollars, is as follows:

As at December 31,	2012	2011
Cash and cash equivalents	$379	$759
Receivables and prepaids	—	205
Mining interests	2,053	70,108
Total assets	$2,432	$71,072

Accounts payable and accrued liabilities	$—	$865
Total liabilities	$—	$865

The sensitivity of the Company’s net loss and other comprehensive income due to changes in the exchange rate between Mexican pesos and Canadian dollar is nominal.

27.       RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

At December 31, 2012, the Company wrote-off $247 receivable from RT Minerals, a related party by virtue of being an equity investee; there is no other receivable from RT Minerals at December 31, 2012 (December 31, 2011, receivables and prepaid include $363 due from RT Minerals).

In 2011, the Company paid $500 to RT Minerals (note 14). In 2012 and 2011, the Company and RT Minerals spent $424 and $1,290 toward the earn in interest on the Meunier property (the Company’ share was $201 and $534 respectively).

Compensation of key management personnel

The remuneration of directors and other members of key executive management personnel during the year ended December 31, 2012 and 2011 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2012	2011
Salaries and directors’ fees	$3,874	$3,532
Benefits	349	161
Share-based payments	3,071	3,726
	$7,294	$7,419

Share-based payments include the fair value of options granted of $2,746 ( 2011, $3,572), PSUs $206 (2011, $49) and DSUs $119 (2011, $105) awarded to directors and key management personnel; there were no post-employment benefits, termination benefits, or other long term benefits during the year ended December 31, 2012 and 2011.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

28.       COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations under various property agreements (note 14), the Company’s existing contractual obligations are as follows:

Payments Due by Period

Contractual obligations	Total	Less than a year	1-3 years	4-5 years	after 5 years
Accounts payable and accrued liabilities	$33,867	$33,867	$—	$—	$—
Finance leases and other	$12,035	6,771	3,638	912	714
Environmental rehabilitation provision	$5,257	—	—	—	5,257
Long term debt - principal and interest payments	$181,611	25,444	39,712	116,455	—
	$232,770	$66,082	$43,350	$117,367	$5,971

29.       ASSETS HELD FOR SALE

Subsequent to year end, on January 30, 2013, the Company entered into an agreement to sell all the outstanding shares of its Mexico subsidiary (which holds 100% of the Company’s Mexico property portfolio - the “Mexico portfolio selling agreement”) to Revolution Resources Corp. (“Revolution”). In exchange, the Company will receive 20,000,000 common shares of Revolution issuable on closing, 2% to 3.5% NSR on the various properties of the Mexico portfolio (subject to rights of Revolution’s to repurchase a portion of the NSR) and $5,000 in cash or common shares of Revolution (valued at the greater of $0.20 per common share and a five day volume weighted average trading price of common shares on or before December 31, 2017). Upon closing of the agreement, the amended option agreement entered between the Company and Revolution on July 26, 2012 will be terminated (the later replacing the original option agreement entered between the Company and Revolution on December 14, 2011 — see below). The Company has the right to have two representatives in the board of directors of Revolution and continue to have rights to appoint one or more nominees depending on its level of ownership as long the Company holds at least 5% of the outstanding Revolution shares.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

Upon closing of the agreement, Revolution will be considered an associate of the Company, as Lake Shore Gold has the right of board representation and the Company will own more than 20% of the outsanding shares of revolution, giving it significant influence.

At December 31, 2012, the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position; the Company recorded an impairment charge of $71,500 (note 15) on the reclassification. The disposal of the Mexico property portfolio is consistent with the Company’s long term policy to focus its activities in its three gold complexes in Canada; the disposal is expected to be completed in 2013.

a)             Assets and liabilities held for sale

The major classes of assets and liabilities of the Mexico subsidiary at December 31, 2012 are as follows:

As at December 31,	2012
Cash and cash equivalents	$379
Mining interests	2,053
Net assets held for sale	$2,432

b)             Discontinued operations

The results of discontinued operations included in the loss for the year are presented below; the comparative periods have been represented accordingly.

LAKE SHORE GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands of Canadian dollars, except per share amounts)

For the year ended December 31,	2012	2011

Expenses
Exploration and evaluation	$(43)	$(2,797)
	(43)	(2,797)
Impairment charge note 15	(71,500)	(2,229)
Net loss from discontinued operations after tax	(71,543)	(5,026)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,712	(8,575)
Comprehensive income (loss) from discontinued operations	$(67,831)	$(13,601)

Loss per share from discontinued operations
Basic	$(0.17)	$(0.01)
Diluted	$(0.17)	$(0.01)

Weighted average number of common shares outstanding (in 000’s)
Basic	411,334	389,316
Diluted	411,334	389,316